Filed by Nuvelo, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: ARCA biopharma, Inc.

Commission File No. 000-22873

October 2008

Safe Harbor Statement
This presentation contains “forward-looking statements” which include, without limitation, statements regarding the completion of the proposed merger, the merger’s anticipated benefits, timing, progress and anticipated completion of the combined company’s clinical stage and research programs, including possible regulatory approval, the potential benefits that patients may experience from the use of the combined company’s clinical stage compounds, and the cash position of the combined company, which statements are hereby identified as “forward-looking statements” for purposes of the safe harbor provided by the Private
Securities Litigation Reform Act of 1995. Such statements are based on our management’s current expectations and involve risks and uncertainties. Actual results and performance could differ materially from those projected in the forward-looking statements as a result of many factors, including, without limitation, failure to complete the merger in a timely fashion, the risk that Nuvelo’s and ARCA’s business operations will not be integrated successfully; the combined company’s inability to further identify, develop and achieve commercial success for products and technologies; the risk that the combined company’s financial resources will be insufficient to meet the combined company’s business objectives; uncertainties relating to drug discovery and the regulatory approval process; clinical development processes; enrollment rates for patients in our clinical trials; changes in relationships with strategic partners and dependence upon strategic partners for the performance of critical activities under collaborative agreements; and the impact of competitive products and technological changes. These and other factors are identified and described in more detail in Nuvelo’s filings with the SEC, including without limitation Nuvelo’s quarterly report on Form
10-Q for the quarter ended June 30, 2008 and subsequent filings. We disclaim any intent or obligation to update these forward-looking statements

Merger Creates Valuable Company
•
Late-stage cardiovascular company
•
Near-term commercial opportunity with filed NDA
•
Attractive portfolio to fuel long-term growth
•
Addressing major market opportunities
•
Experienced cardiovascular leadership
•
Funding expected to be adequate for value-creating
milestones

Value-Driving Near-Term Milestones
Milestone
NDA acceptance by FDA
• Completion of merger
• Initiate Phase 2 NU172 trial
• LabCorp PMA submission to FDA
for Gencaro genetic test
• Anticipated FDA CRAC meeting
• FDA decision on Gencaro
• Potential launch of Gencaro
Expected Timing
H2:08
Q408/Q109
Q408/Q109
Q408/Q109
H1:09
PDUFA Date: 5/31/09
H1:10

Gencaro™* (bucindolol hydrochloride) : Personalizing Heart Failure Treatment 5 * Trade name pending FDA approval

Gencaro:
First Personalized Treatment for Heart Failure
• Next-generation beta-blocker with unique pharmacology
• First genetically-targeted cardiovascular drug candidate
–
Companion genetic test being developed by LabCorp
• Potential to target ~50% of heart failure (HF) patients
–
‘Very Favorable’ genotype is target patient population for
treatment
• Several significant potential follow-on indications
–
Potential prevention of several forms of cardiac arrhythmias

Established, Large Market Opportunity
• ~6 million US patients living with heart failure
–
~550K newly diagnosed patients annually
• Beta-blockers current standard of care
–
“Beta-blockers should be prescribed to all patients with stable HF due to reduced LVEF …..” (ACC/AHA Guidelines 2005)
• Difficult to determine if therapy is working with current
standard of care

Personalized to Improve Outcomes
• Personalized medicine designed to:
–
Maximize response
–
Minimize side effects
–
Reduce costs to the health care system
• Gencaro: Personalized treatment for improved outcomes
–
Common genetic variations predict individual patient response
–
Easy-to-administer accompanying genetic test

Partnered with LabCorp
•
Easy-to-administer genetic test
•
Turnaround time for results expected
within 48 hours
•
Test results will identify most favorable
responders
•
510K/PMA track within FDA
– Coordinated with Gencaro NDA

Gencaro Unique Pharmacology
No Class Effect
Compound,
(Device)
Molecular Pharmacologic Properties
1
AR
Blockade
2
AR
Blockade
1
AR
Blockade
3
AR
Effects,
NO
2c
AR
Modulated
NE
Lowering
1
Arg/Arg
Inverse
Agonism
Bucindolol
+ + + + + + + + +
Full
agonist
+ + + ++
Carvedilol
+ + + + + + + + + + +
Antagonist
+ ?
Metoprolol
+ + + + + + 0 0 0 0
Mild
Vasodilatation
Ideal NE
Lowering
Optimum ß
Blockade

β

α

β

β

Sympathetic
nerve
Norepinephrine
Cardiac myocyte

β

α

β

β

α

Genetic Basis Of Gencaro Response
Mediated through individual genetic variation
“Arg/Arg”
1
389 AR”
Better bucindolol antagonism
- increased survival
- reduced hospitalization
Favorable receptor type
“Gly Variant”
1
389 AR
Standard bucindolol
antagonism
Low function receptor
Adverse when combined with
2c
Del genotypes
1.
1
-AR blockade/
R* inactivation
“WT”
2c
AR”
Tonically inhibits NE release
Mild, ideal NE lowering with
bucindolol
Favorable receptor type when
combined with
1
389 Gly
genotypes
“Deletion Variant”
2c
AR
Less inhibition of NE release
Marked NE lowering with
bucindolol
Adverse receptor type when
combined with
1
389 Gly
genotypes
2. Sympatholysis, via
2
-AR blockade

Comparison of Beta-blocker Studies*: US & ROW
-20%
US
COPERNICUS
Carvedilol
n = 482
Bucindolol
n=2708
Metoprolol
n =1071
Bucindolol
(VF
Genotype)
n= 493
Metoprolol
n = 3991
Carvedilol
n = 2289
Trial Name BEST MERIT BEST MERIT
COPERNICUS
Trial Location US US US WW WW
All-cause Mortality -13% +5% -38% -34% -35%
CV Mortality -16% -4% -48% -38% No Data
Mortality + Cardiac
Transplant
-14% -43% -32% No Data
Mortality & HF
Hospitalizations
-21% -16% -35% -31% -33%
HF Hospitalizations, TTE -23% No Data -36% NA -28%
HF hospitalization days -24% No Data -48% -36% -41%
Total MI in HF Patients -45-47% No Data -48% No Data No Data

*  Not head-to-head studies

BEST: Clinical Responses by Genotypes
*p<0.05; **p<0.007
Endpoint
Very Favorable
Genotype (47%)
Favorable
Genotype (40%)
Unfavorable
Genotype (13%)
AC Mortality (ACM),
Time-to-Event (TTE)
38% * 25% 4%
CV Mortality, (CVM),
TTE
48% * 40%* 11%
HF Progression, TTE
†
34% ** 20% 1%
HF Hosp/pt
43% * 16% 26%
HF Hosp days/pt
48% ** 17% 19%
†
Composite endpoint consisting of: HF mortality, cardiac transplant, HF hospitalizations, and HF emergency room visits

NDA submission to
the FDA: 7/31/08
Potential FDA
Cardio-Renal
Advisory
Committee
(CRAC)
meeting
Potential
commercial
launch
PDUFA Date:
5/31/09
FDA
acceptance of
NDA filing:
9/19/08
2008
2009 2010
Gencaro Pathway to Market
LabCorp PMA
submission to the
FDA for
complementary
genetic test

Targeted Sales/Marketing
• Cardiologists initiate and influence beta-blocker
prescriptions
• Penetrate U.S. market with specialized sales force
• Unique and desirable offering in large market
– Expected to be only drug with companion test
to predict response

Pricing and Reimbursement
•
Current beta-blocker pricing:
– Generic products are nominally priced
– Branded products ranging from $2.44 - $4.74 /day
(AWP)
•
While majority of patients are Part D eligible, most opt for supplemental commercial prescription coverage
•
Expected to be on formulary with reasonable pricing
•
Test anticipated to be covered via medical benefit, Part B
•
Potential favorable pharmacoeconomics for Gencaro

Attractive portfolio to fuel long-term growth 17

NU172: Targeting Major Unmet Need

~ 400,000 coronary artery bypass
graft (CABG) procedures annually in
U.S.*
Potential for expansion into other
medical or surgical procedures
• Heparin anticoagulation
• Protamine antidote for reversal
once procedure is complete
*American Heart Association
Anticoagulation for Medical/Surgical
Procedures
Large Population
Standard of Care

Ideal Profile for Short-Term
Anticoagulation

• Reduced bleeding risk
during and post
procedure
• No drug induced
thrombocytopenia
• Synthetic (no animal
based products)
• Potent anticoagulation
• Active against clot
bound thrombin
• Effective in static blood
• Predictable dosing
• Rapid onset
• Rapid offset without
need for antidote
Administration Safety
Efficacy

NU172 Proof-of-Concept Achieved

• Favorable safety profile
with no adverse events
• Dose-dependant
increases in
anticoagulation
• Anticoagulation
maintained stably
throughout 4-hour
infusion
• Rapid return toward
baseline upon drug
discontinuation
• Short plasma half-life
• 2.0mg/kg IV bolus
followed by escalating
infusion doses for up to
4 hours
• Highest infusion dose:
6.0mg/kg/hr
Phase 1b Results: Rapid and predictable onset and offset of
anticoagulation
Administration Safety Efficacy

NU172: Rapid and Predictable
Onset/Offset of Anticoagulation
Phase 1b Results

Avg ACT of Subjects Receiving
2.0 mg/kg bolus + 6 mg/kg/hr 4-hr infusion
0

0 50 100 150 200 250 300
Time (mins post bolus)
ACT= 395 at 5 mins post-bolus
Infusion
Stopped

Value-Driving Near-Term Milestones
Milestone
NDA acceptance by FDA
•
Completion of merger
•
Initiate Phase 2 NU172 trial
•
LabCorp PMA submission to
FDA for Gencaro genetic test
•
Anticipated FDA CRAC meeting
•
FDA decision on Gencaro
•
Potential launch of Gencaro
Expected Timing
H2:08
Q408/Q109
Q408/Q109
Q408/Q109
H1:09
PDUFA Date: 5/31/09
H1:10

October 2008

Additional Information and Where to Find It
• Nuvelo intends to file a registration statement on Form S-4, and a related proxy statement/prospectus, in connection with the merger. Investors and security holders are urged to read the registration statement on Form S-4 and the related proxy statement/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain
free copies of the documents filed with the SEC by contacting Nuvelo Investor
Relations at the email address: ir@nuvelo.com or by phone at 650-517-8000.
• In addition to the registration statement and related proxy statement/prospectus, Nuvelo files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Nuvelo, Inc. at the SEC public reference room at 100 F Street, N.E.,
Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information. Please call the SEC at 1-800-
SEC-0330 for further information on the public reference room. Nuvelo, Inc.’s filings with the SEC are also available to the public from commercial document-retrieval services and at SEC’s website at www.sec.gov, and from Investor
Relations at Nuvelo as described above.
• This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.
• Nuvelo, ARCA and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Nuvelo in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the proxy statement/prospectus of described above. Additional information regarding the directors and executive officers of Nuvelo is also included in Nuvelo’s proxy statement for its 2008 Annual Meeting of Stockholders which was filed with the SEC on April 23, 2008 and its Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on March 12, 2008. These documents are available as described above.